December 23, 2019

BY EDGAR

Folake Ayoola

Senior Counsel, Office of Real Estate and Construction

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC 20549

Re:	NexPoint Real Estate Finance, Inc.

Amendment No. 2 to Draft Registration Statement on Form S-11

Submitted November 26, 2019

CIK No. 0001786248

Ladies and Gentlemen:

NexPoint Real Estate Finance, Inc. (the “Company”) has today publicly filed a Registration Statement on Form S-11 (the “Registration Statement”) with the Securities and Exchange Commission (the “Commission”). On behalf of the Company, we are responding to the comments of the staff of the Division of Corporation Finance of the Commission (the “Staff”) contained in its letter dated December 19, 2019. For ease of reference, the text of each Staff comment is included in bold-face type below, followed in each case by the Company’s response. Except as otherwise provided, page references included in the body of the Company’s responses are to the Registration Statement.

Amendment No. 2 to Draft Registration Statement on Form S-11

Use of Proceeds, page 81

1.

We note you have included a summary of investments expected to be acquired with the proceeds of this offering. Please tell us how you have considered the need to provide this information throughout your filing where you have provided similar information for your initial portfolio. In addition, please tell us how you determined that you would not need to include adjustments in your pro forma financial statements to reflect the acquisition of these investments.

Response: The Company acknowledges the Staff’s comment and advises the Staff that it has revised the Use of Proceeds section to clarify the Company’s intended use of proceeds. If additional use of proceeds are identified and included in the summary of investments table in the Use of Proceeds section, the Company undertakes to revise the information relating to its Initial Portfolio and to adjust its pro forma financial statements to include the new investments.

United States Securities and Exchange Commission

December 23, 2019

Selected Historical and Pro Forma Financial and Operating Data, page 84

2.	Please revise your operating data table on page 85 to include all financial statement line items included in your unaudited pro forma consolidated statements of operations.

Response: The Company acknowledges the Staff’s comment and advises the Staff that it has revised page 86 to include all financial statement line items included in its unaudited pro forma consolidated statements of operations.

Unaudited Pro Forma Consolidated Financial Statement Information

2. Formation Transaction and Initial Public Offering, page F-11

3.

We have considered your response in your letter dated October 22, 2019 to our prior comment 15 from our letter dated October 10, 2019. We are unable to agree that your pro forma balance sheet presentation, which gives effect to the initial portfolio acquisition as though it occurred on January 1, 2018, is appropriate. Please revise your presentation to reflect the initial portfolio acquisition as though it was consummated at the end of the most recent period in accordance with Rule 11-02(b)(6) of Regulation S-X.

Response: The Company acknowledges the Staff’s comment and advises the Staff that it has revised the pro forma balance sheet as of September 30, 2019 to give effect to the Formation Transaction as though it had occurred on September 30, 2019. The Company has also removed the December 31, 2018 balance sheet and related information in the notes to the pro forma financials.

General

4.

We note your revisions in response to prior comment 8 from our letter dated November 14, 2019 that the Highland Capital Management, L.P. bankruptcy “stems from a potential judgment being sought against Highland.” We further note your sponsor is affiliated through common control with Highland as a result of the general partners of each of your sponsor and Highland being wholly owned by Mr. Dondero, who will be your President and a director upon completion of this offering. Please revise your disclosure to more specifically describe the bankruptcy, including the potential judgment and any underlying claims, and your commercial relationship with Highland, including clarifying how Highland’s business and operations are separate from you.

Response: The Company acknowledges the Staff’s comment and advises the Staff that it has revised pages 4, 64, 103 and 104 to more specifically describe the Highland Capital Management, L.P. bankruptcy, including to address the matters noted in the Staff’s comment.

United States Securities and Exchange Commission

December 23, 2019

5.

We note your response to prior comment 22 from our letter dated October 10, 2019, and we continue to monitor your disclosure. As you have not identified any mortgage-related assets to acquire with a significant portion of the net proceeds of the offering and you intend to operate in a manner that will allow you to qualify as a real estate investment trust, your offering appears to constitute a “blind pool” offering. Accordingly, please tell us how you considered the applicability of Industry Guide 5, or revise to provide the disclosure required by Industry Guide 5. See Securities Act Release 33-6900 (June 17, 1991).

Response: The Company acknowledges the Staff’s comment and advises the Staff that although it has yet to finalize the anticipated size of the offering and use of proceeds, the Company anticipates in all circumstances using at least 75% of the net proceeds of the offering.

The Company understands that the Staff has typically requested Guide 5 disclosure for initial public offerings by newly formed REITs where specific property acquisitions or other specific uses for at least 75% of the net proceeds from the offering are not disclosed. We believe the Staff has taken this position because newly formed equity REITs that (1) do not have a meaningful operating history of their own and (2) do not disclose to investors specifically how a substantial majority of the proceeds of the offering will be invested are, from an investment standpoint, similar to real estate limited partnerships that are formed for opportunistic real estate investing. In those cases, investors are required to make their investment decision based largely on a stated, but unproven, strategy and a belief in the ability of the sponsor to execute the stated strategy and deliver the expected returns to investors. In those cases, the Commission has taken the view that, in order for investors to be able to make an informed investment decision, it was important for prospective investors to have information regarding (1) the fees and other compensation to be earned by the external manager, general partner or sponsor, as applicable, which were often not linked to the returns to be earned by investors; (2) related conflicts of interest of the external manager, general partner or sponsor, as applicable; and (3) the sponsor’s track record in other similar programs.

The Company respectfully suggests to the Staff that Guide 5 disclosure should not be required, and is not appropriate, for the Company’s offering because this offering is not a “blind-pool” offering. In stark contrast to companies whose offerings were considered “blind-pool” offerings, the Company, following the Formation Transaction, will be a well-capitalized entity with significant assets. Following the Formation Transaction, the Company will have approximately $2.8 billion in assets, including the consolidation of the CMBS B-Pieces. The Company intends to use the net proceeds from this offering to acquire the same types of assets as will be contributed to the Company in the Formation Transaction or as otherwise provided in the Use of Proceeds section. The Registration Statement contains detailed descriptions of the assets that will constitute the Initial Portfolio and detailed unaudited pro forma financial statements as of September 30, 2019 and for the year ended December 31, 2018 and the nine months ended September 30, 2019. As a result, because the Company, upon completion of the offering, will consist of far more than a pool

United States Securities and Exchange Commission

December 23, 2019

of newly raised cash with no significant assets for investors to evaluate in making their investment decision, the Company’s offering is not a “blind-pool” offering.

* * * * * * *

If you have any questions, please feel free to contact me at 214.453.6494. Thank you for your cooperation and prompt attention to this matter.

Sincerely,

/s/ Charles T. Haag

cc:	Brian Mitts, President, NexPoint Real Estate Finance, Inc.

Justin S. Reinus, Partner, Winston & Strawn LLP

Robert K. Smith, Partner, Hunton Andrews Kurth LLP

James V. Davidson, Partner, Hunton Andrews Kurth LLP